ACCELERATED RETURN NOTES® (ARNs®)

Filed Pursuant to Rule 433
Registration No. 333-213265

Accelerated Return Notes® Linked to a Global Equity Basket

Issuer	BofA Finance LLC ("BofA Finance")
Guarantor	Bank of America Corporation ("BAC")
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	A global equity index basket comprised of the S&P 500® Index (Bloomberg symbol: "SPX"), the EURO STOXX 50® Index (Bloomberg symbol: "SX5E") and the Russell 2000® Index (Bloomberg symbol: "RTY"). Each Basket Component is a price return index. The S&P 500® Index will be given an initial weight of 60.00%, the EURO STOXX 50® Index will be given an initial weight of 30.00% and the Russell 2000® Index will be given an initial weight of 10.00%
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk
Capped Value	[$11.00 to $11.40] per unit, a [10.00% to 14.00%] return over the principal amount, to be determined on the pricing date.
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000152041219000889/bac-iac6rltjupxvr4rg_2290.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.


30%
20%
10%
0%
-10%
-20%
-30%
Notes Return at Maturity
-30%
-20%
-10%
0%
10%
20%
30%
Market Measure Movement
Note Return at Maturity
Direct Investment in Market Measure, Excluding Dividends

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%(1)	$10.00	0.00%
2.00%	$10.60	6.00%
3.00%	$10.90	9.00%
5.00%	$11.20(2)	12.00%
10.00%	$11.20	12.00%
20.00%	$11.20	12.00%
30.00%	$11.20	12.00%
40.00%	$11.20	12.00%
50.00%	$11.20	12.00%
60.00%	$11.20	12.00%

(1) This hypothetical percentage change corresponds to the Threshold Value.
(2) The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

Risk factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
- Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes. If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.
- Your investment return, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Components.
- Changes in the level of one of the Basket Components may be offset by changes in the level of the other Basket Components.
- The initial estimated value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
- You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
- Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the EURO STOXX 50® Index and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar, which you would have received if you had owned the securities in the EURO STOXX 50® Index during the term of your notes, although the level of the EURO STOXX 50® Index may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.